17008711

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/17/2015 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Old Mission Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

314 W. Superior, suite 200
(No. and Street)

Chicago (City) IL (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Josef Guzowski 312.260.3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Josef Guzowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Old Mission Markets LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Manager

Title

Erica Marquez Avitia 2.28.17

Notary Public

OFFICIAL SEAL
ERICA MARQUEZ AVITIA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 11-29-2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member
Old Mission Markets, LLC

We have audited the accompanying statement of financial condition of Old Mission Markets, LLC (the Company) as of December 31, 2016, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

RSM US LLP

Chicago, Illinois
February 28, 2017

Old Mission Markets LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	207,315
Receivable from clearing broker		99,555
Other assets		5,276
Total assets	$	312,146
Liabilities and Member's Capital		
Liabilities		
Accounts payable and accrued expenses	$	15,330
Total liabilities		15,330
Member's capital	$	296,816
Total liabilities and member's capital	$	312,146

See Notes to Statement of Financial Condition.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business: Old Mission Markets LLC, a Delaware limited liability company (the Company), is a registered broker-dealer engaged exclusively in firm trading on a proprietary basis for its own account. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the Financial Industry Regulatory Authority (FINRA), with its office of operations located in Chicago, Illinois and New York, New York. The Company was established on September 17, 2015. The Company is wholly owned by Old Mission Group LLC (Parent), and the Parent is the managing member of the Company. The Parent is a Delaware limited liability company that is also the Parent of Old Mission Capital LLC, Old Mission Trading LLC, Old Mission Europe LLP, Old Mission Cayman Ltd., and Old Mission International LLC.

Management Estimates and Assumptions: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these financial statements change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

Cash - Restricted: Cash - restricted consists of amounts deposited into a separate account as required by FINRA. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance. These funds are included in other assets on the statement of financial condition.

Due from Clearing Broker: Receivable from clearing organization consists of cash accounts so the Company may obtain short-term financing from clearing brokers from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Revenue Recognition: The Company buys and sells securities for its own account. The profit or loss is measured by the difference between the acquisition cost and the selling price or current market or fair value. Trading gains and losses, which are composed of both realized and unrealized gains and losses, and related expenses are presented net on the statement of income. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Interest: Interest income and expense are recognized on the accrual basis.

Income Taxes: The Company is a disregarded entity for tax purposes as it is wholly owned by its Parent. As such, the Company does not pay Federal or state income taxes on its taxable income. The Parent is a limited liability company whose members are liable for Federal and state income taxes on their proportionate share of the Company's taxable income.

Note 1. Description of Business and Summary of Significant Accounting Policies (Continued)

GAAP requires management to evaluate income tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain income tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the income tax positions taken by the Company, and has concluded that as of December 31, 2016, there are no uncertain income tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by the Internal Revenue Service and other taxing authorities for the current and prior years. There are currently no audits for any tax periods in progress.

Note 2. Receivable from Clearing Brokers

Receivable from clearing brokers at December 31, 2016, consists of the following:

	Receivable
Cash	$ 99,554
Interest receivable	1
	$ 99,555

Securities owned, cash and financial instruments held at the Company's clearing brokers collateralize securities sold, not yet purchased and amounts due to clearing brokers, if any, and may serve to satisfy regulatory capital or margin requirements. Pledged instruments that can be sold by the secured party are identified in the statement of financial condition.

Note 3. Summary of Off-Balance Sheet Risks

Concentrations of Credit Risk: The Company engages in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash: The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. The Company has not incurred any losses on these accounts in the past and does not expect any such loss in the future.

Note 4. Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 5. Related-Party Transactions

The Company has entered into an expense sharing arrangement with Old Mission Capital LLC. Under the agreement Old Mission Capital LLC pays all monthly expenses and is subsequently reimbursed by the Company. There are no current receivables or payables between the Company and Old Mission Capital LLC.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) (the Rule), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. The Company is engaged in market maker activities which, as provided by the Rule, require the Company to maintain minimum net capital equal to $2,500 for each security in which it makes a market with a limit of $100,000. The Company uses the greater of the minimum net capital requirement per the computation of the aggregate indebtedness or the market maker standard. Failure to maintain the minimum capital amount could result in the loss of the Company's ability to act as a securities broker-dealer under the Securities Exchange Act of 1934. At December 31, 2016, the Company had net capital of $291,540, which was $191,540 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 5.26 percent.

There are no capital distributions currently anticipated to be made during the six months after December 31, 2016.

Note 7. Subsequent Events

Management has evaluated all known subsequent events from December 31, 2016, to the date the accompanying financial statements were issued, and is not aware of any material subsequent events occurring during the period that have not been properly disclosed in the notes to the financial statement.